SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the period from January 1, 2015 to July 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of July 31, 2015 and December 31, 2014, and the related statement of changes in net assets available for benefits for the period from January 1, 2015 to July 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2015 and December 31, 2014, and the changes in net assets available for benefits for the period from January 1, 2015 to July 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, line 4i—Schedule of Assets (Held at End of Period)—July 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’S, P.C.

Valhalla, New York

January 19, 2016

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

	2015	2014
ASSETS
Investments, at fair value	$—	$66,156,295

Receivables:
Employer matching contribution	—	1,364,962
Employer retirement contribution	—	806,331
Participant contributions	—	79,489
Notes receivable from participants	—	496,637

Total receivables	—	2,747,419

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	—	68,903,714

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(237,450)

NET ASSETS AVAILABLE FOR BENEFITS	$—	$68,666,264

See accompanying notes to the financial statements.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2015 TO JULY 31, 2015 (DATE OF ASSET TRANSFER)

ADDITIONS:

Net investment income:
Interest and dividend income	$394,195
Net appreciation in fair value of investments	1,795,074

Net investment income	2,189,269

Interest income on notes receivable from participants	10,879

Contributions:
Participant contributions	1,600,633
Rollover contributions	350,784

Total contributions	1,951,417

Total additions	4,151,565

DEDUCTIONS:
Net assets transferred out	66,932,156
Benefits paid to participants	5,884,798
Administrative expenses	875

Total deductions	72,817,829

DECREASE IN NET ASSETS	(68,666,264)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	68,666,264

End of period	$—

See accompanying notes to the financial statements.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

1. DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton Strategies, LLC, (the “Company” or “Plan Sponsor”) formerly Hill & Knowlton, Inc., and is a wholly-owned subsidiary of WPP plc. The Plan allows employees to make deferred contributions after their date of hire, as defined in the Plan document. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee and Recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 31, 2015, the Company became a participating employer in the Savings and Investment Plan, (“SIP”), a plan sponsored by WPP Group, USA, Inc. (“WPP”). All assets of the Plan representing all participant account balances were transferred to the SIP on July 31, 2015.

Contributions/Eligibility

Deferred Contributions

Each year participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. In addition, effective August 31, 2011, participants may make Roth elective deferrals to their account. Eligible employees are automatically enrolled in the Plan at a deferral rate of 4% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Eligible employees are also deemed to have elected to increase their deferred contributions in 1% increments in each Plan year following their automatic enrollment up to a maximum deferral rate of 10% of compensation. These contributions are invested in the default investment fund, as defined in the Plan. For Plan years 2015 and 2014, participating compensation is limited to $265,000 and $260,000, respectively.

Participants may also contribute amounts representing qualifying distributions from other qualified plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Matching Contributions

Effective January 1, 2012, the Company matches up to 4% of a participant’s annual eligible compensation contributed to the Plan for a participant who is an active employee on the last day of the Plan year (“Matching Contributions”). Effective January 1, 2012, an employee becomes eligible to receive Matching Contributions on his or her employment commencement date, as defined in the Plan. Matching Contributions received by the Plan in 2015 were attributable to the 2014 Plan year, and were included in receivables on the Statement of Net Assets Available for Benefits at December 31, 2014. There were no Matching Contributions paid for the 2015 Plan year.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

1. DESCRIPTION OF THE PLAN - (continued)

Retirement Contributions

Effective January 1, 2009, the Company, in its sole discretion, may make a contribution on behalf of each participant who was employed on the last day of the Plan year, in an amount to be determined by the Company (“Retirement Contributions”). For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month coincident with, or after the completion of two years of service. Retirement Contributions received in 2015 were attributable to the 2014 Plan year, and were included in receivables on the Statement of Net Assets Available for Benefits at December 31, 2014. There were no Retirement Contributions for the 2015 Plan year.

Catch-up Contributions

Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as Catch-up Contributions (up to the annual federal dollar limit for these contributions).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s Matching Contribution, the Company’s Retirement Contribution and Plan earnings. Participant accounts are charged with an allocation of Plan losses and administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offered a number of mutual funds, a common collective trust, and a WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

Vesting

Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Participants employed prior to January 1, 2012, vest in Company Matching Contributions on a three-year graded schedule. Participants employed after such date vest on a four-year graded schedule.

Forfeited Accounts

At December 31, 2014, forfeited non-vested accounts totaled $669,738. Normally, in accordance with Plan provisions, these amounts may be used to reduce Company’s contributions (Matching or Retirement) or Plan expenses. During the period from January 1, 2015 through July 31, 2015, no forfeiture amounts were used to reduce company contributions or Plan expenses. Forfeitures of $711,043 were transferred to the SIP on July 31, 2015, which were included in net assets transferred out in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. The loan interest rate is set at 1% above the prime rate. Principal and interest are paid ratably through payroll deductions. Loan repayment periods are not to exceed 5 years, except that loans made to purchase a principal residence may be paid over 20 years.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

1. DESCRIPTION OF THE PLAN - (continued)

Payment of Benefits

On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan, a former plan that was previously merged into the Plan, may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account), or in the form of a lump-sum distribution with the consent of the participant’s spouse. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her benefit in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000, receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or for the period from January 1, 2015 through July 31, 2015.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative and investment expenses of the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Subsequent Events

The Plan’s management evaluated subsequent events through January 19, 2016, the date the financial statements were available to be issued, and no additional disclosures were required.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

3. FAIR VALUE MEASUREMENTS - (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Level 1

The fair value of the WPP Stock Fund is based on quoted net asset values (“NAV”) of the shares held by the Plan at year-end. The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Level 2

The Vanguard Retirement Savings Trust (“VRST”), a common collective trust, invests primarily in synthetic guaranteed investment contracts and short-term money market funds. The VRST is valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014. There were no assets held at July 31, 2015.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$5,495,314	$—	$—	$5,495,314
Growth funds	8,806,876	—	—	8,806,876
Index funds	8,543,831	—	—	8,543,831
International funds	3,187,188	—	—	3,187,188
Money market funds	669,738	—	—	669,738
Target funds	19,439,811	—	—	19,439,811
Value funds	11,359,898	—	—	11,359,898
Common collective trust	—	7,972,745	—	7,972,745
WPP Stock Fund	680,894	—	—	680,894

Total assets at fair value	$58,183,550	$7,972,745	$—	$66,156,295

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

4. INVESTMENT IN COLLECTIVE TRUST

The investment in the VRST includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no unfunded commitments and the redemption frequency is daily. The redemption notice period of the Trust is twelve months, which provides for Plan redemptions at contract value, subject to the provisions of the Trust. The average yield and crediting interest rates for the VRST were 2.30% and 1.89%, respectively, for 2014. The average yield and crediting interest rates were not applicable for the period ended July 31, 2015.

Certain events limit the ability of the Plan to transact at contract value. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

5. INVESTMENTS

The following presents Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2014:

Description of Investment	2014
Vanguard Retirement Savings Trust	$7,972,745
Vanguard Morgan Growth Fund	6,229,172
Vanguard Wellington Fund	5,027,047
Vanguard Total Bond Mkt Index Fund	4,033,761
Vanguard Windsor II Fund	4,007,736
Vanguard Small-Cap Value Index Fund	3,810,680

During the period from January 1, 2015 to July 31, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,795,074 as follows:

Investment Category
Mutual funds	$1,725,968
WPP Stock Fund	69,106

Net appreciation in fair value of investments	$1,795,074

There were no assets held in the Plan at July 31, 2015.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

6. TAX STATUS

The IRS has determined and informed the Company by a letter dated April 30, 2014, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7. PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2014, the Plan held 6,541 WPP Group plc ADSs in the WPP Stock Fund, which is valued at $680,894.

Certain Plan investments are shares of mutual funds managed by an affiliate of VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contribution portion of their account.

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JULY 31, 2015 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2014

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014, to IRS Form 5500:

2014
Net assets available for benefits per financial statements	$68,666,264
Deemed loans	(4,409)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	237,450

Net assets available for benefits per the IRS Form 5500	$68,899,305

11. NET ASSET TRANSFERS

During the period from January 1, 2015 through July 31, 2015, assets of $11,478, representing certain participant account balances were transferred in from the Young & Rubicam 401(k)/Savings Plan. On July 31, 2015, all assets of the Plan, representing all participant account balances in the amount of $66,943,634 were transferred out to the SIP, a tax-qualified retirement plan sponsored by an affiliate of the Plan sponsor.

***

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

EIN: 13-3016062
PN: 001	Form 5500, Schedule H, Part IV, line 4i Schedule of Assets (Held at End of Period) July 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

NO ASSETS WERE HELD IN THE PLAN AT THE END OF THE PERIOD

Total Assets Held at End of Period				$ —

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Date: January 19, 2016		By:	/s/ Mark Thorne
	Name:	Mark Thorne
	Title:	Executive Vice President/Chief Operating Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm